P.E. 2/1/02

02017094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month(s) of February 2002.

QSound Labs, Inc.
(Translation of registrant's name into English)

#400, 3115 - 12th Street NE, Calgary, AB, Canada T2E 7J2
(Address of principal executive offices)

QSound Labs, Inc. a foreign (Canadian) private issuer subject to Rule 13 a-1 and authorized to use Form 20-F for its annual reports, herewith furnishes the following information:

1. Press Release(s), attached hereto, dated: February 21, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.
(Registrant)

Date: February 22, 2002

By: ______________________
Joanna Varvos
Corporate Secretary

regulatory\form6k\2002/jan

QSOUND

FOR IMMEDIATE RELEASE

Contact
Paula Murray
Phone: 954-796-8798
paula.murray@qsound.com

QSound Labs Reports Fourth Quarter Results for 2001

Calgary, Alberta—February 21, 2002 -- QSound Labs, Inc. (NASDAQ: QSND) a leading developer of audio, e-commerce and multimedia software products, reported revenues for the three months ended December 31, 2001 of $597,000 as compared to $1,233,000 for the same period in FY2000. The operating loss for the quarter was $(164,000) or $(0.02) per share as compared to a profit of $180,000 or $0.02 per share for the same period last year. Including non-cash items such as depreciation and amortization of goodwill, the net loss for the period was $(298,000) or $(0.04) per share as compared to $(5,523,000) or $(0.75) per share for the same period in FY2000.

Revenues for the year ended December 31, 2001 were $3,026,000 compared to $4,469,000 for the same period in 2000. The operating profit for the year was $37,000 or $0.00 per share as compared to $112,000 or $0.01 for FY2000. Net loss for the year was $(733,000) or $(0.10) per share in 2001 and $(7,807,000) or $(1.06) per share in 2000.

The Company reported a working capital surplus of $2.3 million and continues to generate positive cash flow from operations. During the year, the Company generated $789,000 of cash flow from operations as opposed to utilizing $483,000 of cash in FY2000 operations. The Company retired all of its debt during the year, repurchased 241,615 of its common stock and cancelled 56,250 common shares previously held in escrow. During the quarter, the Company netted additional funds of $219,000 from the sale of investments and expended $189,000 on the acquisition of technology for use in both the audio and e-commerce business units.

"Revenue from our audio licensing business unit was down 19% for the year reflecting the economic problems besetting our customers," stated David Gallagher, President and CEO of QSound Labs. "We were able to mitigate the effect of this downturn through an effective cost control program, which

- more -

resulted in a reduction of 30% year over year in total expenditures. Since the beginning of FY2002 we have seen the introduction of several QSound-enhanced products from our audio business partners and expect this trend to continue. Despite the challenges encountered in FY2001, the Company has continued to broaden its technology portfolio thereby positioning itself to introduce several new products in the first half of FY2002."

"In FY 2002 our e-commerce business unit plans to build on the formula established last year, namely, the continuing growth in recurring revenue and the consolidation of operations in Calgary thereby taking advantage of the inherent cost advantage of a weaker Canadian dollar."

###

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, continued positive cash flow, growth in recurring e-commerce revenue, and product development and introduction. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued product development, introduction and acceptance, loss of relationships with companies that do business with the Company, dependence on the performance of current and future third party licensees, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources to do so timely and cost effectively, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Head Office & Technical Research Facility: 400, 3115-12th Street NE • Calgary, AB • Canada T2E 7J2 • Phone: 403.291.2492 • Fax: 403.250.1521
www.qsound.com

QSound Labs, Inc.

Consolidated Balance Sheets

As at December 31, 2001 and 2000

(Expressed in United States dollars, prepared using US GAAP)

	December 31, 2001 (unaudited)	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,047,892	$ 2,264,639
Accounts receivable	439,245	1,166,941
Inventory	28,587	48,431
Deposits and prepaid expenses	85,365	108,752
	2,601,089	3,588,763
Investments	-	42,557
Capital assets	932,776	1,071,618
Intangible assets	2,432,142	2,873,946
	$ 5,966,007	$ 7,576,884
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued Liabilities	$ 304,726	$ 352,865
Consideration payable on acquisition	-	550,000
Deferred Revenue	8,282	9,253
	313,008	912,118
Shareholders' equity:		
Share capital (7,085,574 common shares)	43,939,684	45,479,152
Contributed Surplus	1,114,316	5,648
Deficit	(39,401,001)	(38,668,091)
Accumulated other comprehensive income		(151,943)
	5,652,999	6,664,766
	$ 5,966,007	$ 7,576,884

QSound Labs, Inc.

Consolidated Statements of Operations and Deficit

For the Periods Ended December 31, 2001 and 2000

(Expressed in United States dollars, prepared using US GAAP)

	For three months ended December 31, 2001 (unaudited)	For three months ended December 31, 2000 (unaudited)	For the year ended December 31, 2001 (unaudited)	For the year ended December 31, 2000
REVENUE				
Royalties, license fees and product sales	$ 596,814	$ 1,233,374	$ 3,025,994	$ 4,469,002
Cost of product sales	47,355	59,395	91,438	208,298
	549,459	1,173,979	2,934,556	4,260,704
EXPENSES:				
Marketing	254,222	317,545	1,074,139	1,360,698
Operations	40,459	150,000	275,077	375,000
Product engineering	267,636	305,457	951,017	1,610,436
Administration	151,062	220,771	597,685	802,582
	713,379	993,773	2,897,918	4,148,716
Operating profit (loss)	(163,920)	180,206	36,638	111,988
Other items				
Depreciation and amortization	(155,148)	(1,125,146)	(831,193)	(2,535,856)
Gain (loss) on sale of capital assets	(23)	(34,889)	6,492	(34,634)
Gain on sale of investments	24,327	-	24,327	-
Write-down of investments	(8,300)	(1,216,526)	(8,300)	(1,515,568)
Impairment of assets	-	(3,317,048)	-	(3,762,702)
Other	4,624	(9,470)	39,126	(70,260)
Net income (loss) for the period	(298,440)	(5,522,873)	(732,910)	(7,807,032)
Deficit beginning of period	(39,102,561)	(33,145,218)	(38,668,091)	(30,861,059)
Deficit end of period	$ (39,401,001)	$ (38,668,091)	$ (39,401,001)	$ (38,668,091)
Income (loss) per common share	$ (0.04)	$ (0.75)	$ (0.10)	$ (1.06)

QSound Labs, Inc.

Consolidated Statements of Cash Flows

For the Periods Ended December 31, 2001 and 2000

(Expressed in United States dollars, prepared using US GAAP)

	For three months ended December 31, 2001 (unaudited)	For three months ended December 31, 2000 (unaudited)	For the year ended December 31, 2001 (unaudited)	For the year ended December 31, 2000
Cash provided by (used in)				
OPERATIONS				
Income (loss) for the period	$ (298,440)	$ (5,522,873)	$ (732,910)	$ (7,807,032)
Items not requiring (providing) cash:				
Depreciation and amortization	155,148	1,125,146	831,193	2,535,856
Gain on sale of capital assets	6,538	34,889	(6,492)	34,634
Gain on sale of investments	(24,327)		(24,327)	
Impairment of assets	-	3,317,048	-	3,762,702
Write-down of investments	8,300	1,216,526	8,300	1,515,568
Changes in working capital balances	534,187	(200,810)	713,517	(524,678)
	381,406	(30,074)	789,281	(482,950)
FINANCING				
Issuance of common shares, net	-	-	-	2,757,233
Repurchase of common shares, net	(80,306)	-	(430,800)	(152,989)
Repayment of debt	-	(250,000)	(550,000)	(750,000)
	(80,306)	(250,000)	(980,800)	1,854,244
INVESTMENTS				
Investments, net	-	23,638	-	23,638
Purchase of capital assets	(154,909)	(29,530)	(216,291)	(529,863)
Purchase of intangible assets	(34,418)	-	(34,418)	(130,168)
Proceeds from sale of capital assets	139	5,120	6,654	5,375
Proceeds from sale of investments	218,827	-	218,827	-
	29,639	(772)	(25,228)	(631,018)
Increase (decrease) in cash	330,739	(280,846)	(216,747)	740,276
Cash and cash equivalents beginning of period	1,723,668	2,545,485	2,264,639	1,524,363
Cash and cash equivalents end of period	$ 2,054,407	$ 2,264,639	$ 2,047,892	$ 2,264,639